Exhibit 4.1

DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the capital stock of Urgent.ly Inc. (“us,” “our,” “we” or the “Company”) is a summary of the rights of our capital stock and summarizes certain provisions of our amended and restated certificate of incorporation (our “Charter”) and our bylaws (our “Bylaws”). This summary does not purport to be complete and is qualified in its entirety by the provisions of our Charter, our Bylaws and our Amended and Restated Investors’ Rights Agreement, dated as of October 18, 2023 (our “Rights Agreement”), copies of which have been filed as exhibits to this Annual Report on Form 10-K, as well as to the applicable provisions of the general corporation law of the state of Delaware (“DGCL”). We encourage you to read our Charter, Bylaws and the applicable provisions of the DGCL carefully.

Description of Capital Stock

Our authorized capital stock consists of 600,000,000 shares of capital stock consisting of 500,000,000 shares of common stock, $0.001 par value per share (“Common Stock”) and 100,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”).

Common Stock

Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Each election of directors by our stockholders will be determined by a plurality of the votes cast by stockholders entitled to vote in the election. Holders of our Common Stock will be entitled to receive any dividends as may be declared by our board of directors (the “Board”), subject to any preferential dividend or other rights of any then outstanding Preferred Stock.

In the event of our liquidation or dissolution, the holders of our Common Stock will be entitled to receive all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any then outstanding Preferred Stock. Holders of our Common Stock will have no pre-emptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our Common Stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our Preferred Stock that we may designate and issue in the future.

Preferred Stock

The Board will have the authority, subject to limitations prescribed by Delaware law, to issue shares of authorized but unissued Preferred Stock in one or more series, and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in each case without further vote or action by our stockholders. These powers, rights, preferences and privileges could include dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price(s) and liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the Common Stock. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action.

Registration Rights

Demand Registration Rights

The holders of Registrable Securities (as defined in our Rights Agreement) are entitled to certain demand registration rights. At any time after April 16, 2024, the holders of at least 40% of the Registrable Securities then outstanding can request that we file a Form S-1 registration statement to register the offer and sale of their

Registrable Securities. We are only obligated to effect up to two such registrations. Each such request for registration must cover Registrable Securities the anticipated aggregate gross proceeds of which is at least $5 million. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration on either Form S-1 or Form S-3 (as discussed below), not more than once in any 12-month period, for a period of up to 60 days.

Form S-3 Registration Rights

The holders of Registrable Securities are entitled to certain Form S-3 registration rights. At any time when we are eligible to file a registration statement on Form S-3, the holders of at least 25% of the Registrable Securities then outstanding can request we register the offer and sale of their Registrable Securities on a registration statement on Form S-3, so long as the request covers Registrable Securities the anticipated aggregate public offering price of which, net of selling expenses, is at least $1 million. These stockholders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the twelve-month period preceding the date of the request. These Form S-3 registration rights are subject to specified conditions and limitations, including the right of underwriters to limit the number of shares included in any such registration under certain circumstances. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration on either Form S-1 or Form S-3, not more than once in any twelve-month period, for a period of up to 60 days.

Piggyback Registration Rights

The holders of Registrable Securities are entitled to certain “piggyback” registration rights. If we propose to register any of our securities under the Securities Act, all holders having “piggyback” registration rights then outstanding can request that we include their Registrable Securities in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration relating to the sale of securities to our employees or a subsidiary pursuant to a stock option, stock purchase, or similar plan, (2) a registration relating to a transaction governed by Rule 145 promulgated under the Securities Act, (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering such shares of Common Stock or (4) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered, the holders of Registrable Securities are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Expenses of Registration

We will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, subject to specified limitations.

Termination

The registration rights under the Rights Agreement will terminate as to a given holder of registration rights, when such holder of registration rights can sell all of such holder’s Registrable Securities during any three-month period pursuant to Rule 144 promulgated under the Securities Act.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Charter and Our Bylaws

Certain provisions of Delaware law, our Charter and our Bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with the Board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the DGCL. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

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mergers or consolidations involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, and the interested stockholder or any other entity if the merger or consolidation is caused by the interested stockholder;

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any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation or any direct or indirect majority-owned subsidiary of the corporation;

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subject to exceptions, any transaction that results in the issuance or transfer by the corporation, or any direct or indirect majority-owned subsidiary of the corporation, of any stock of the corporation or such subsidiary to the interested stockholder;

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any transaction involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, that has the effect of increasing the proportionate share of the stock or any class or series of the corporation or such subsidiary beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

These provisions may have the effect of delaying, deferring or preventing changes in control of the Company.

Charter and Bylaws Provisions

Provisions of our Charter and our Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the Board or management. Among other things, our Charter and our Bylaws:

•	permit the Board to issue shares of Preferred Stock with any powers, rights, preferences and privileges as they may designate;

•	provide that the authorized number of directors may be changed only by resolution of the Board;

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provide that all vacancies and newly created directorships, may, except as otherwise required by law, our governing documents or resolution of the Board and subject to the rights of holders of our Preferred Stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide the Board into three classes, each of which stands for election once every three years;

•	for so long as the Board is classified, and subject to the rights of holders of our Preferred Stock, provide that a director may only be removed from the Board by the stockholders for cause;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;

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do not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of Common Stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of our stockholders may be called only by the Board, the chairperson of the Board, our chief executive officer or president; and
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provide that stockholders will be permitted to amend certain provisions of our Charter and our Bylaws only upon receiving at least two-thirds of the voting power of the then outstanding voting securities, voting together as a single class.

Exclusive Forum

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL or our Charter or our Bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for, as to each of (1) through (4) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder. Our Bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 6021 15th Avenue, Brooklyn, NY 11219.

Exchange Listing

Our Common Stock is listed on OTCQB under the symbol “ULYX.”